Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +646.233.2161 Email: rrsat@ccgisrael.com

For Immediate Release

RRSAT ANNOUNCES CHANGE OF CHIEF FINANCIAL OFFICER

RE’EM, Israel – August 23, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced the appointment of Mr. David Aber as its new Chief Financial Officer.  Mr. Gil Efron, the current CFO, has decided to pursue new opportunities and will continue at the company through the transition period.

Mr. David Rivel, Founder and CEO of RRsat stated: “Gil has been an integral part of the company's management for the past 5 years and led our successful IPO in October 2006.  On behalf of management, our employees and shareholders, I thank him for his dedicated and professional service and wish him much success in his future endeavors.”

Mr. Rivel added: “We are fortunate that Mr. Aber decided to join our team.  Mr. Aber has an impressive track record and is very well qualified for the position of CFO in the Company.  We wish him success in his new position.”

Mr. Aber, has held several CFO positions in the technology and communications industries with early stage as well as publicly traded companies.  Mr. Aber was CFO of DSP Communications from 1997-1999 where he managed the financial operations of this New York Stock Exchange – traded company, which was ultimately acquired by Intel for $1.6 billion.  He was also CFO of Zen Research plc during its $100 million float on the London Stock Exchange.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite, terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, including the growth of the market for religious content and programming, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.